UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2010

Commission File Number:  001-34677

Scorpio Tankers Inc.
(Translation of registrant's name into English)

9, Boulevard Charles III, Monaco 98000
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K as Exhibit 1 is a press release issued by Scorpio Tankers Inc. (the "Company") on March 30, 2010 announcing that the Company priced its initial public offering.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SCORPIO TANKERS INC.
(registrant)

Dated: March 31, 2010
	By:	/s/ Brian Lee
Brian Lee
Principal Financial Officer

SK 26596 0002 1086859

Exhibit 1

Scorpio Tankers Inc. Prices Initial Public Offering (IPO)

NEW YORK, March 30 -- Scorpio Tankers Inc. ("Scorpio Tankers") announced today that it has priced its initial public offering of 12,500,000 shares of its common stock, par value $0.01 per share, at $13.00 per share.

The offering is expected to close on April 6, 2010.  The underwriters have a 30-day option to purchase up to an additional 1,875,000 shares of common stock to cover over-allotments, if any.  Scorpio Tankers' common stock is scheduled to begin trading on March 31, 2010 on the New York Stock Exchange under the symbol "STNG."

Scorpio Tankers currently owns three tanker vessels and plans to use the proceeds of the offering, together with a commitment letter for a new $150 million senior secured credit facility, to repay its existing credit facility and, after assessing any working capital and other general corporate expense needs, pursue vessel acquisitions consistent with its strategy of purchasing modern tankers ranging in size from approximately 35,000 deadweight tons, or dwt, to approximately 200,000 dwt, and that generally are not more than five years old.

Morgan Stanley & Co. Incorporated and Dahlman Rose & Company, LLC are acting as joint book-running managers and representatives of the underwriters, who include Fearnley Fonds ASA, Nordea Bank Norge ASA, DnB NOR Markets, Inc. and Fortis Bank (Nederland) N.V.  Copies of the final written prospectus may be obtained from Morgan Stanley & Co. Incorporated at 180 Varick Street, 2nd Floor, New York, NY 10014, Attention: Prospectus Department or by e-mailing prospectus@morganstanley.com, or from Dahlman Rose & Company, LLC at 142 West 57th Street, 18th Floor, New York, NY 10019 or by calling (212) 702-4521 or by e-mailing prospectus@dahlmanrose.com.

A registration statement relating to these securities was declared effective by the U.S. Securities and Exchange Commission on March 30, 2010.  This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities issuable pursuant to the registration statement, nor will there be any sale of these securities in any State or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State or jurisdiction.

"Safe Harbor" Statement under the Private Securities Litigation Reform Act of 1995

This press release contains forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995.  These forward-looking statements include, without limitation, statements with respect to the proposed offering and are based on management's current expectations and observations. Included among the important factors that, in our view, could cause actual results to differ materially from the forward looking statements contained in this press release are the following:  (i) conditions in the United States capital markets; (ii) conditions affecting the tanker market; (iii) the ability of Scorpio Tankers to purchase additional vessels; and (iv) other factors listed from time to time under "Risk Factors" and other sections of our public filings with the SEC including, without limitation, Scorpio Tankers' registration statement on Form F-1.